As filed with the Securities and Exchange Commission on March 30, 2004

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                               AMENDMENT NO. 1 to
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
--------------------------------------------------------------------------------
                            FIDELITY FEDERAL BANCORP
             (Exact name of registrant as specified in its charter)

         INDIANA                                      35-1894432
--------------------------------------------------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

              18 N.W. Fourth Street, Evansville, Indiana 47706-1347 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Donald R. Neel, President                   Timothy M. Harden, Esq.
Fidelity Federal Bancorp                    John W. Tanselle, Esq.
18 N.W. Fourth Street                       Krieg DeVault LLP
P. O. Box 1347                              One Indiana Square, Suite 2800
Evansville, Indiana 47706-1347              Indianapolis, Indiana 46204-2079
(812) 424-0921                              (317) 636-4341
(Name, address, including zip code,         (Copy to)
of agent for service)
--------------------------------------------------------------------------------

          Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
===============================================================================
Title of each class Amount     Proposed maximum Proposed maximum   Amount of
of securities       to be      offering price   aggregate offering registration
to be registered    registered per unit (1)     price (1)          fee

Common Stock        1,550,000  $2.05            $3,177,500         $402.59
===============================================================================

(1) The proposed maximum offering price per share and in the aggregate is estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and is based on $2.05, which was the closing price of the Company's Common Stock as reported by the NASDAQ SmallCap Market System on March 12, 2004.

                         ------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MARCH 30, 2004
Prospectus
                            FIDELITY FEDERAL BANCORP
                         ------------------------------

                     UP TO 1,381,215 SHARES OF COMMON STOCK
                         ------------------------------

                      MATERIAL TERMS OF THE RIGHTS OFFERING

         We are distributing subscription rights to persons who own our common stock as of the close of business on March 1, 2004 to purchase shares of our common stock. The subscription rights for the shares are exercisable beginning on the date of this prospectus and will expire at 5:00 p.m., Central time, on May 14, 2004.

         You will receive one basic subscription right, rounded down to the nearest whole number, for every 6.9 shares of our common stock that you own on the close of business on March 1, 2004, the record date. Each basic subscription right will entitle you to purchase one share of our common stock at the subscription price of $1.81. The basic subscription right also includes the right to over-subscribe, subject to availability and proration, for additional shares of common stock at $1.81 if not all of the shares offered are purchased pursuant to the basic subscription rights. Your subscription, once made, is irrevocable.

         The directors, executive officers of Fidelity and their affiliates currently beneficially own approximately 69.2% of our outstanding shares of our common stock (not including stock options exercisable within 60 days) and intend to purchase 1,104,973 shares. As a result, we expect to receive subscriptions for at least 1,104,973 shares of the 1,381,215 shares being offered through the exercise of their subscription rights and over-subscription rights, subject to the limitations set forth in this prospectus. If no other stockholders exercise their subscription rights, directors, executive officers and their affiliates will own of record in the aggregate 71.1% and beneficially 72.8% of our outstanding common stock. Accordingly, we expect to receive proceeds from the offering of at least approximately $2.0 million, before deducting expenses payable by us.

         There is no minimum amount of shares that must be subscribed for as a condition to accepting subscriptions and closing the offering. However, if we cancel the offering, any money received will be refunded promptly, without interest. The amounts we receive as payment for the shares will not be deposited into a segregated escrow account. There is no guarantee that we will have these funds available to return to you. In this event, we expect to draw upon an existing line of credit to borrow funds for this purpose.

         Shares of our common stock are currently listed for quotation on the Nasdaq SmallCap Market under the symbol "FFED." On March 24, 2004 the closing price of a share of our common stock on Nasdaq was $1.99.

                         -------------------------------

         Neither the shares nor the subscription amounts are savings or deposit accounts or other obligations of United Fidelity Bank or any non-bank affiliate of Fidelity and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

                         -------------------------------

         See "Risk Factors" beginning on page 9 to read about factors you should consider before exercising your subscription privileges to purchase notes.

                         -------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is March 30, 2004.

                                                 Table of Contents

Prospectus Summary...................................................................................................1
         Fidelity Federal Bancorp....................................................................................1
         Questions and Answers About the Rights Offering.............................................................2

Risk Factors.........................................................................................................9
         Risk Factors Relating to the Rights Offering and the Shares of Common Stock.................................9
                  We do not anticipate paying cash dividends on our common stock.....................................9
                  We may not be able to raise all the capital we need................................................9
                  Once you exercise your subscription rights, you may not revoke the exercise........................9
                  United Fidelity Bank is subject to the restrictions and conditions of a
                           Supervisory Agreement with the Office of Thrift Supervision...............................9
                  If you do not participate in this rights offering or do not exercise all of your subscription rights, you may suffer significant dilution of your percentage ownership of our common stock.................................................10
                  The price of our common stock may decline before or after the subscription rights expire............................................................................10
                  The subscription price is not an indication of the value of Fidelity, and you may be unable to sell shares purchased in the rights offering at a price equal to or greater than $1.81.....................................................10
                  We may determine it is appropriate to terminate our reporting obligation under the Securities Exchange Act of 1934 and delist our shares of common stock from NASDAQ........................................................................11
         Risk Factors Relating to Fidelity Federal..................................................................11
                  Because our offices are located in the Evansville SMSA, a downturn in the economy in our market area may adversely affect our business.............................11
                  We must achieve sufficient earnings in order to realize our $6.1 million deferred income tax receivable...........................................................11
                  Dividend restrictions and terms of subsequent financings may affect our ability to meet our debt obligations.....................................................12
                  Our accomplishments are largely dependent upon the skill and experience of our senior management team...................................................................12
                  The existence of controlling shareholders may limit the ability of other shareholders to influence the outcome of matters requiring stockholder approval, could discourage potential acquisitions of our business by third parties, and could impact the price of our shares......................12
                  Our ability to authorize and issue preferred stock may delay or prevent a takeover of Fidelity, which could prohibit you from receiving a price for your shares at a premium to current market price.....................................13
                  United Fidelity Bank's consumer loan concentration increases the risk of defaults by our borrowers, which may result in increased expenses and the need for additional capital..........................................................13
                  We may need additional funds for debt service, which could result in dilution of your ownership position or result in additional interest expense......................14

Special Note Regarding Forward-Looking Statements...................................................................14

United Fidelity Bank is Subject to a Supervisory Agreement with the Office of Thrift Supervision....................15



Use of Proceeds.....................................................................................................15

We Do Not Anticipate Paying Dividends...............................................................................16

Price Range of Common Stock.........................................................................................17

Capitalization......................................................................................................18

The Rights Offering.................................................................................................19

Material Federal Income Tax Considerations..........................................................................25

Description of Capital Stock........................................................................................27

Plan of Distribution................................................................................................28

Legal Matters.......................................................................................................28

Experts.............................................................................................................28

Where You Can Find More Information.................................................................................29

                         -------------------------------

         Fidelity has not authorized any person to give you information that differs from the information in this prospectus. You should rely solely on the information contained in this prospectus. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, even if the prospectus is delivered to you after the prospectus date, or you buy our common stock after the prospectus date.

         Until May 8, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

         TO CALIFORNIA RESIDENTS ONLY: The exemption afforded by Corporations Code Section 25104(h) has been withheld by the Department of Corporations.

                               PROSPECTUS SUMMARY


         This section answers in summary form some questions you may have about Fidelity Federal Bancorp and this rights offering and highlights some of the information in this prospectus. Because this section is a summary, it does not contain all of the information that you should consider before exercising your subscription rights. You should read the entire prospectus carefully, including the "Risk Factors" section and the documents listed under "Where You Can Find More Information."

                            Fidelity Federal Bancorp
                            ------------------------

         General. Fidelity was incorporated as a savings and loan holding company under the laws of the State of Indiana in 1993. Fidelity owns all of the issued and outstanding stock of United Fidelity Bank, fsb, its federally-chartered savings bank subsidiary. United Fidelity Bank was formed in 1914 and maintains four locations in Evansville, Indiana and one in Newburgh, Indiana. Our principal executive offices are located at 18 NW Fourth Street, Evansville, Indiana 47708. Our telephone number is (812) 424-0921.

         We, through our savings bank subsidiary, are engaged in the business of obtaining funds in the form of savings deposits and other borrowings and investing these funds in consumer, commercial and mortgage loans, and in investment and money market securities.

         Supervisory Agreement. We are subject to a Supervisory Agreement with the Office of Thrift Supervision. The Supervisory Agreement has been in place since February 1999 and has created certain operational challenges. The Supervisory Agreement initially restricted our ability to originate new commercial or multifamily loans and limited the percentage of consumer loans outstanding to total assets. Because of our improving financial condition and continued compliance with the Supervisory Agreement, commercial lending authority was reinstated in February 2002 and a higher concentration limit of consumer loans to total assets was approved in connection with United Fidelity Bank's strategic plan.

         We are also required to meet certain capital requirements set forth in our strategic plan. The Supervisory Agreement also restricts the payment of dividends to us from United Fidelity Bank, our subsidiary, which has negatively impacted our ability to meet our debt service obligations. The Supervisory Agreement also required that we reduce our classified assets, which primarily consisted of our affordable housing assets. Our subsequent divestitures of these affordable housing assets in recent years has caused us to incur additional expense, utilized available cash and created significant net losses. Despite these operational challenges, we have been able to meet all of our debt service obligations. This has been accomplished primarily by raising capital through debt and equity offerings and by the divestiture of our affordable housing assets. We last raised capital in February 2002. In that month, we closed our previous rights offering of junior subordinate notes and warrants to purchase our common stock. In that offering, we sold 1,002 notes and 500,000 warrants, and raised total proceeds, after expenses, of approximately $1,225,000. In addition to this rights offering of shares of common stock, we are currently offering to our shareholders in a separate rights offering up to $2.5 million of our 9.00% Senior Subordinated Notes due April 20, 2009. The expiration date for that offering is April 20, 2004.

         United Fidelity Bank believes that it currently is in compliance with the Supervisory Agreement, including the capital targets established in its strategic plan.

                 Questions and Answers About the Rights Offering
                 -----------------------------------------------

Q: Will Fidelity return money received from shareholders if it cancels the rights offering?

A: If we cancel the rights offering, any money received from shareholders will be refunded promptly, without interest. However, there is no guarantee that we will have these funds available to return to shareholders who have submitted payment for shares. In this event, we expect to draw upon our existing $500,000 line of credit with CIB Bank. As long as funds are available under our line of credit, we may draw funds at any time and for any purpose we deem appropriate. However, we are not required to hold this line of credit open in order to repay subscribers.

Q:       What is the rights offering?

A: The rights offering is an opportunity for you to purchase at a fixed price of $1.81 per share one additional share of common stock of Fidelity for every 6.9 shares of Fidelity common stock you own.

Q:       Why are we engaging in a rights offering?

A: Because United Fidelity Bank is restricted in its ability to pay dividends to us, we believe it is in our best interests to raise additional capital. We have $1.8 million of senior subordinated debt which matures in June 2005. We are undertaking this rights offering to raise additional capital, without paying underwriting commissions and expenses, for the purposes set forth under the following question entitled "What will we do with the proceeds of the rights offering?". We determined that a rights offering was an attractive method to raise capital because your ownership interests in Fidelity will not be diluted if you exercise your subscription privileges in full, and you will be able to purchase shares of our common stock without incurring broker's commissions.

         Concurrently with this offering, we are offering to our shareholders in a separate rights offering up to $2.5 million of our 9.00% Senior Subordinated Notes due April 20, 2009. Fidelity is utilizing both equity and debt offerings as a means to diversify capital raising efforts in order to repay debt, service remaining debt, and contribute capital to its subsidiary, United Fidelity Bank. Because of recent growth, additional capital will be necessary for United in order to comply with the minimum capital targets in its strategic plan.

Q: How many shares will directors and executive officers of Fidelity purchase?

A: The directors, executive officers of Fidelity and their affiliates currently beneficially own approximately 6,968,827 of our outstanding shares of our common stock (not including stock options exercisable within 60 days) of our outstanding common stock and intend to purchase 1,104,973 shares through the exercise of their subscription and over-subscription rights, subject to the limitations set forth in this prospectus. As a result, we expect to receive subscriptions for at least $2.0 million for 1,104,973 of the shares being offered.

Q: How many shares of common stock will be outstanding after the rights offering?

A: The number of shares of common stock that will be outstanding after the rights offering depends on the number of shares that are purchased. We expect to issue at least 1,104,973 shares to directors and affiliates during this rights offering, and if we sell all of the shares offered by this prospectus, then we will issue 1,381,215 new shares of common stock. As a result, we expect to have between approximately 10,723,631 and 10,999,873 shares of common stock outstanding immediately after the rights offering.

         The following table sets forth certain information assuming all 1,381,215 shares are sold and that directors and their affiliates receive all 1,104,973 shares for which they subscribe in the rights offering.

     ---------------------------------------------------------------------------------------------------------------------
     Shares            % Owned    Shares          % Owned by          Aggregate      Aggregate    Aggregate    Net
     Currently         by         Outstanding     Directors and       Proceeds       Expenses     Net          Proceeds
     Outstanding       Directors  After the       their Affiliates                   Incurred     Proceeds     per Share
                       and        Rights          After the Rights
                       their      Offering        Offering
                       Affiliates
     ---------------------------------------------------------------------------------------------------------------------
        9,618,658        67.8%      10,999,873          69.3%          $2,499,999      $29,903    $2,470,096      $1.79
     ---------------------------------------------------------------------------------------------------------------------

         The following table sets forth certain information assuming only the 1,104,973 shares for which directors and their affiliates have subscribed are sold in the rights offering.

     ---------------------------------------------------------------------------------------------------------------------
     Shares Currently    %  Owned    Shares          % Owned by       Aggregate   Aggregate     Aggregate     Net
     Outstanding         by          Outstanding     Directors and    Proceeds    Expenses      Net Proceeds  Proceeds
                         Directors   After the       their                        Incurred                    per Share
                         and their   Rights          Affiliates
                         Affiliates  Offering        After the
                                                     Rights Offering
     ---------------------------------------------------------------------------------------------------------------------
         9,618,158         67.8%       10,723,631         71.1%       $2,000,001    $29,903      $1,970,098      $1.78
     ---------------------------------------------------------------------------------------------------------------------

Q:       How much money will Fidelity receive from the rights offering?

A: The gross proceeds from the rights offering will depend on the number of shares purchased. If we sell all shares which may be purchased upon exercise of the rights offered by this prospectus, then we will receive proceeds of $2.5 million, before deducting expenses payable by us, which are estimated to be approximately $30,000.

Q:       What will we do with the proceeds of the rights offering?

A: We anticipate that we will use a portion of the proceeds to repay the remaining $800,000 of the senior subordinated debt that matures in June 2005, assuming enough proceeds are raised from our current rights offering of our 9.00% Senior Subordinated Notes due April 20, 2009 to our shareholders to pay down $1.0 million of the outstanding $1.8 million. We also anticipate that we will contribute $1.0 million of capital to support potential growth of our subsidiary, United Fidelity Bank. The remainder will be utilized to make interest payments on outstanding debt, and to fund the limited operations of Fidelity. Although we expect to use the proceeds in the manner discussed above, we reserve the right to use the proceeds in any manner which we consider appropriate.

Q:       How did Fidelity arrive at the $1.81 per share price?

A: A special committee of our board of directors (excluding any directors that are deemed control persons) was established to determine the appropriate purchase price. The special committee considered a variety of factors in determining the subscription price of $1.81, including the historic and current market price of the common stock, general conditions in the securities market, our need for capital, alternatives available to us for raising capital, the amount of proceeds desired, and the need to offer shares at a price that would be attractive to our investors relative to the then current trading price of our common stock. We believe that the $1.81 per share price meets our objective of raising the maximum amount of net proceeds while providing you with an opportunity to make an additional investment in our common stock.

         Because the price of shares in the rights offering is less than the exercise price per share for certain of Fidelity's outstanding options, Fidelity will receive less for shares purchased in the rights offering by shareholders with options than it would have received if these shareholders had purchased shares from Fidelity by exercising these outstanding options at the higher exercise price. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price.

Q:       What is a basic subscription right?

A: We are distributing to you, at no charge, one basic subscription right, rounded down to the nearest whole number, for every 6.9 shares of common stock that you owned on March 1, 2004, the record date. Each basic subscription right entitles you to purchase one share of our common stock for $1.81.

Q:       What does it mean to exercise a basic subscription right?

A: When you "exercise" a subscription right, that means that you choose to purchase the common stock that subscription right entitles you to purchase. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription right. The basic subscription right carries with it an over-subscription privilege. You must, however, fully exercise your basic subscription right if you wish to exercise your over-subscription privileges. You cannot give or sell your subscription rights to anybody else; only you can exercise them.

Q:       What is the over-subscription privilege?

A: This privilege is available only if you fully exercise your basic subscription privilege. We do not expect that all of our shareholders will exercise all of their basic subscription rights. By extending over-subscription privileges to our shareholders, we are providing for the purchase of those shares which are not purchased through exercise of basic subscription rights. The over-subscription privilege entitles you, if you fully exercise your basic subscription right, to subscribe for additional shares of common stock not acquired by other holders of basic subscription rights. As described below, there are limitations on your over-subscription privilege.

Q:       What are the limitations on the over-subscription privilege?

A: We will issue up to 1,381,215 shares. The number of shares of common stock available for over-subscription privileges will be 1,381,215 minus the aggregate number of shares of common stock purchased upon exercise of all basic subscription rights.

         If the number of shares for sale pursuant to the exercise of all over-subscription privileges is not sufficient to satisfy in full all over-subscription privileges, the additional shares of our common stock that you will be entitled to purchase if you exercise your over-subscription privilege will be limited.

         In this situation, you will be entitled to purchase upon the exercise of your over-subscription privilege a number of shares of equal to the product, rounded down to the nearest whole number, of:

         o the number of shares of our common stock owned by you on the close of business on March 1, 2004, divided by the total number of shares of our common stock owned by all shareholders exercising their over-subscription privileges on the close of business on March 1, 2004; and

         o the number of shares available for sale pursuant to the exercise of all over-subscription privileges.

         For example, if we sell 1,000,000 shares pursuant to the exercise of basic subscription rights, we then would have remaining 381,215 shares available for purchase by individuals exercising over-subscription privileges. If individuals exercising over-subscription privileges subscribe for 381,215 or fewer shares by use of their over-subscription privileges, then all over-subscription privileges would be honored.

         If individuals exercising over-subscription privileges subscribe for more than 381,215 shares by use of their over-subscription privileges, then over-subscription privileges would be limited. For example, assume that individuals exercising over-subscription privileges subscribe for 500,000 shares by use of their over-subscription privileges, you own 10,000 shares of our common stock and shareholders who are exercising their over-subscription privileges own 100,000 shares. In this example, your over-subscription privilege would be equal to 38,121 shares. This was calculated by dividing the number of shares you own, or 10,000, by the total number of shares owned by all shareholders exercising their over-subscription privileges, or 100,000, and then multiplying this by the number of shares available for sale pursuant to the exercise of all over-subscription privileges, or 381,215.

         In certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges.

Q:       Must all holders of rights pay the subscription price in cash?

A: All shareholders granted rights, who wish to participate in the rights offering, must timely pay the subscription price by wire transfer, certified or cashier's check drawn on a U.S. bank, or personal check that clears before expiration of the rights.

Q: Has the board of directors made a recommendation regarding this rights offering?

A: Our board of directors does not make any recommendation to you about whether you should exercise any rights.

Q:       How long will the rights offering last?

A: You will be able to exercise your subscription rights only during a limited period. If you do not exercise your subscription rights before 5:00 p.m., Central time, on May 14, 2004, your basic subscription rights will expire.

Q:       After I exercise my subscription rights, can I change my mind?

A: No. Once you send in your shareholder rights agreement and payment, you cannot revoke the exercise of either your basic subscription or over-subscription right, even if you later learn information about us that you consider to be unfavorable, and we will have immediate use of the funds sent as payment. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock.

Q:       When will I receive my new shares?

A: If you purchase shares of common stock through the rights offering, you will receive the shares as soon as practicable after May 14, 2004. Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your basic subscription right or any over-subscription right in order to comply with state securities laws.

Q:       How and by what date must I exercise my subscription rights?

A: You must properly complete the attached shareholder rights agreement and deliver it to us before 5:00 p.m., Central time, on May 14, 2004. Our address, for delivery purposes, is on page 28. Your shareholder rights agreement must be accompanied by proper payment for the notes that you wish to purchase.

Q: What should I do if I want to participate in the rights offering but my shares are held in the name of my broker or a custodian bank?

A: If you hold shares of Fidelity common stock through a broker, dealer or other nominee, we will ask your broker, dealer or nominee to notify you of the rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, dealer or nominee with the other rights offering materials.

Q:       Is exercising my subscription rights risky?

A: The exercise of your subscription rights involves certain risks. Exercising your subscription rights means buying additional shares of common stock and should be carefully considered as you would view other investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors," beginning on page 9.

Q:       Can I sell or give away my subscription rights?

A:       No.  The subscription rights are not transferable.

Q:       Must I exercise any subscription rights?

A:       No.

Q:       What happens if I choose not to exercise my subscription rights?

A: You will retain your current number of shares of common stock in Fidelity even if you do not exercise your subscription rights. However, if other shareholders exercise their subscription rights and you do not, your relative percentage ownership of Fidelity will decrease, and your relative voting rights and economic interests will be diluted. Because our directors, executive officers and their respective affiliates, which own of record in the aggregate approximately 67.8% and beneficially approximately 69.9% of our common stock, have agreed to exercise their respective basic subscription privileges and over-subscription privileges in the amount of approximately $2.0 million, your percentage ownership in Fidelity will be reduced and your economic interest will be diluted if you do not exercise your basic subscription privileges.

Q: What are the federal income tax consequences of exercising my subscription rights?

A: The receipt and exercise of your subscription rights are nontaxable. You should review the federal income tax discussion concerning the rights offering under the heading "Material Federal Income Tax Considerations," beginning on page 25. You should also review the tax opinion of our legal counsel, Krieg DeVault LLP, also under the heading "Material Federal Income Tax Considerations," beginning on page 25. However, you should consult your own tax advisors in determining the federal, state, local, foreign and any other tax consequences to you of exercising your subscription rights.

Q:       Can Fidelity cancel the rights offering?

A: Yes. Our board of directors may cancel the rights offering in its discretion at any time on or before May 14, 2004. We don't expect to cancel the rights offering and are not aware of any facts or circumstances which would cause us to do so. We have reserved this right in the event we determine that facts of which we are currently unaware or future events would cause us to determine that the rights offering is not in the best interests of Fidelity. These reasons may include a material change in the price for our shares or the institution or threat of litigation against us with respect to the rights offering.

Q: Will interest accrue on amounts that I submit as payment for shares prior to the date that the shares are issued?

A: No. However, if we cancel the rights offering, any money received from shareholders will be refunded promptly, without interest. Further, if you exercise your over-subscription privilege and are allocated less than all of the shares for which you wished to subscribe, the excess funds you paid for the shares will be returned to you as soon as practicable, without interest. However, the subscription amounts we receive for the number of shares of common stock requested through your over-subscription privileges will not be deposited into an escrow account and will be available immediately for use by Fidelity. As a consequence, there is no guarantee that we will have these funds available to return to you. In this event, we expect to draw upon our existing $500,000 line of credit with CIB Bank. As long as funds are available under our line of credit, we may draw funds at any time and for any purpose we deem appropriate. However, we are not required to hold this line of credit open in order to repay subscribers.

Q:       What if I have more questions?

A: If you have more questions about the rights offering, please contact Mark A. Isaac, Vice President, at (812) 424-0921.

                                  RISK FACTORS

         You should carefully consider the risks and uncertainties described below which we believe are material to the offering and the other information in this prospectus before deciding whether to invest in the rights offering. If any of the following risks identified actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, we may be unable to satisfy the notes or the trading price of our common stock could decline and you may lose part or all of your investment.

   Risk Factors Relating to the Rights Offering and the Shares of Common Stock
   ---------------------------------------------------------------------------


We do not anticipate paying cash dividends on our common stock.

         We conduct substantially all of our business through our operating company, United Fidelity Bank. Although we have the ability to raise capital, such as through the sale of additional shares of stock or the issuance of additional debt, our cash flow and, consequently, our ability to pay dividends, are largely dependent upon the cash flow of United Fidelity Bank and the payment of funds by United Fidelity Bank to us.

         The terms of the Supervisory Agreement require Office of Thrift Supervision approval for United Fidelity Bank to pay us dividends. The OTS may agree to allow the payment of dividends from United Fidelity Bank to us to assist in debt service, although it has no obligation to do so and we cannot and do not offer any assurances that the OTS will do so. Also, the OTS could continue to prohibit the payment of dividends to us in the future if it considers such action necessary for the safety and soundness of United Fidelity Bank. If the current dividend restrictions were removed and assuming the absence of any safety and soundness concerns as determined by the OTS, United Fidelity Bank could provide up to $5.3 million in dividends to Fidelity as of December 31, 2003. For the foreseeable future, we anticipate that United Fidelity Bank will retain any earnings which it generates or, subject to OTS approval, pay a portion of these earnings to us in order for us to service our existing debt.

We may not be able to raise all the capital we need.

         There is no guarantee that we will be able to sell all or any of the shares offered in this prospectus. There is no minimum number of shares that we must sell to complete the offering. In the event that we are unable to raise sufficient capital from the offering, it is likely that we will need to obtain additional capital so that we may execute successfully our business strategy. Any necessary future raising of capital, if available, may be on terms which are not favorable to us. Future financings on less favorable terms may be more costly.

Once you exercise your subscription rights, you may not revoke the exercise.

         Once you exercise your subscription rights, you may not revoke the exercise, even if less than all of the notes that we are offering are actually purchased.

United Fidelity Bank is subject to the restrictions and conditions of a Supervisory Agreement with the Office of Thrift Supervision.

         United Fidelity Bank entered into a Supervisory Agreement with the OTS on February 3, 1999, which requires it to take certain actions and restricts certain of its operations, including its ability to pay dividends. If United Fidelity Bank is unable to comply with the terms and conditions of the Supervisory Agreement, the OTS could take additional regulatory action, including the issuance of a cease and desist order requiring further corrective action. Such corrective action could include, among other things, increasing the allowance for loan and lease losses or valuation allowance for letters of credit, obtaining additional or new management, and further restrictions on dividends. Because we are dependent upon United Fidelity Bank for our income, this could negatively impact the price of our stock and prohibit the payment of future dividends.

If you do not participate in this rights offering or do not exercise all of your subscription rights, you may suffer significant dilution of your percentage ownership of our common stock.

         This rights offering is designed to enable Fidelity to raise capital while allowing all shareholders on the record date to maintain their relative proportionate voting and economic interests. Mr. Cordingley and his affiliates, and our remaining directors and their respective affiliates, have agreed to purchase, if available, at least $2.0 million worth of stock in the rights offering pursuant to the exercise their respective basic subscription privileges and over-subscription privileges and if available may purchase more. To the extent that you do not exercise your subscription rights and shares are purchased by other shareholders in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after exercise of the subscription rights will be disproportionately diluted.

         If no shareholders other than Mr. Cordingley and his affiliates and the remaining directors and their affiliates exercise their basic subscription privileges, Mr. Cordingley and his affiliates' record ownership interest in Fidelity will increase to approximately 71.1% from approximately 64.1%, and beneficial ownership will increase to approximately 69.2% from 65.9%; the record ownership interest of the remaining directors and their respective affiliates in Fidelity will decrease to approximately 3.3% from approximately 3.7%, and beneficial ownership will decrease to approximately 3.6% from 4.0%; and the record ownership interest of the remaining shareholders, who currently own in the aggregate approximately 32.2% of our common stock, will decrease to approximately 28.9%, without giving effect to the shares that may be issued upon the exercise of outstanding warrants and stock options.

The price of our common stock may decline before or after the subscription rights expire.

         We cannot assure you that the public trading market price of our common stock will not decline after you elect to exercise your subscription rights. If that occurs, you will have committed to buy shares of common stock at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of subscription rights you will be able to sell your shares of common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you may not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates representing shares of our common stock purchased will be delivered as soon as practicable after expiration of the rights offering. We will not pay you interest on funds delivered pursuant to the exercise of rights.

The subscription price is not an indication of the value of Fidelity, and you may be unable to sell shares purchased in the rights offering at a price equal to or greater than $1.81.

         We cannot assure you that the market price of the common stock will not decline during or after the rights offering or that you will be able to sell shares of common stock purchased during the rights offering at a price equal to or greater than $1.81 per share. The subscription price was set by our board of directors after considering a variety of factors. We have neither sought nor obtained a valuation opinion from an outside financial consultant or investment banker. The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, earnings, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of the present or future value of Fidelity. Our board of directors has established the subscription price at $1.81 to encourage all shareholders to exercise their subscription rights and thereby raise capital without diluting the interests of current shareholders.

We may determine it is appropriate to terminate our reporting obligation under the Securities Exchange Act of 1934 and delist our shares of common stock from NASDAQ.

Fidelity's Board of Directors has discussed the desirability of taking steps to delist its shares of common stock from NASDAQ and to terminate its reporting obligations under the Securities Exchange Act of 1934. At this time, the Board has come to no conclusions regarding this matter and is not able to predict when it may do so. The Board has engaged in an analysis of this possibility due to the costs incurred in connection with new requirements imposed by the Sarbanes-Oxley Act. This could significantly reduce the marketability of your shares.

                   Risk Factors Relating to Fidelity Federal
                   -----------------------------------------


Because our offices are located in the Evansville SMSA, a downturn in the economy in our market area may adversely affect our business.

         Substantially all of United Fidelity Bank's loans will be to businesses and individuals in Vanderburgh County and the surrounding counties. Any decline in the economy of these areas could have an adverse impact on United Fidelity Bank. Like most banking institutions, United Fidelity Bank's net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and United Fidelity Bank's ability to respond to changes to such rates. Although we believe that economic conditions in our market area have been generally favorable, we cannot assure you that such conditions will continue to prevail.

         We encounter strong competition from other financial institutions operating in our market and elsewhere, including large national and super-regional banking institutions. Unlike larger regional and multi-state banking operations that do not depend upon only a few markets, United Fidelity Bank's loan and deposit growth will rely predominantly on Vanderburgh County and the surrounding counties. Because of this competition, we may have to pay higher rates of interest to attract deposits. In addition, because of our smaller size, the amount we can loan to one borrower is less than that for most of our competitors. This may impact our ability to seek relationships with larger businesses in our market area.

We must achieve sufficient earnings in order to realize our $6.1 million deferred income tax receivable.

         We currently have a deferred income tax receivable of approximately $6.1 million as of December 31, 2003, net of a valuation allowance. We must achieve sufficient annual earnings in order to be able to utilize this asset within the federal and state carryforward periods. Our ability to utilize these tax credit carryforwards will begin to expire in 2013 and continuing through 2025. We perform an analysis each fiscal quarter in order to estimate the future expirations of existing federal and state tax carryforwards. This analysis takes into consideration projected income in future years, our business plan and cost reductions. We currently have estimated that not all of the tax credit carryforwards will be utilized within the carryforward periods and a valuation allowance of $500,000 has been established. If we are unable to achieve a sufficient level of net income in future periods, we may need to establish an additional valuation allowance for this deferred tax asset. Any additional allowance would reduce the receivable and increase our expenses, thus reducing our earnings.

Dividend restrictions and terms of subsequent financings may affect our ability to meet our debt obligations.

         We cannot assure you that we will be able to meet our debt obligations. We have engaged in equity and debt financings to allow us to meet our debt service requirements and reduce the overall level of our outstanding debt. Until the current dividend restrictions are no longer in place, future equity or debt financings will be necessary for us to continue to meet our debt service requirements. If we are unable to generate sufficient cash through these financings to meet our obligations or if we fail to satisfy the requirements of our debt agreements, we will be in default. A default would permit certain debt holders to require payment before the scheduled due date of the debt, resulting in further financial strain on us and causing additional defaults under our other indebtedness. Our ability to meet our debt and other obligations and to reduce our total debt also depends on economic, financial, competitive, regulatory and other factors. Many of these factors are beyond our control. Although we believe that our existing current assets combined with working capital from our operations and proceeds of future equity or debt financings will be adequate to meet our existing financial obligations, we cannot assure you that our business will generate sufficient cash flow or that future financings will be available to provide sufficient proceeds to meet these obligations.

Our accomplishments are largely dependent upon the skill and experience of our senior management team.

         The success of our business will depend upon the services of our senior management team. Our business may suffer if we lose the services of any of these individuals, including Bruce A. Cordingley and Donald R. Neel. We have entered into a three year contract employment agreement with Mr. Neel, which expires on May 19, 2005, subject to renewal. Mr. Cordingley's role with Fidelity is not full time. He receives board fees, but he has no employment agreement with us, does not receive a salary and has substantial business interests other than Fidelity. Our future success also depends on our ability to identify, attract and retain qualified senior officers and other employees in our identified market.

The existence of controlling shareholders may limit the ability of other shareholders to influence the outcome of matters requiring stockholder approval, could discourage potential acquisitions of our business by third parties, and could impact the price of our shares.

         As of December 31, 2003 Bruce A. Cordingley, who is a director of Fidelity, and entities and individuals affiliated with him own of record or control 64.1% and beneficially own 65.9% of our issued and outstanding shares of common stock. Our remaining directors, together with their respective affiliates, own of record approximately 3.7% and beneficially 4.0% of our outstanding common stock. Mr. Cordingley and his affiliates have agreed to purchase at least $2.0 million worth of our common stock in the rights offering if such shares are available. As a result, unless all shareholders exercise their basic subscription privileges, which we believe is highly unlikely, Mr. Cordingley and his affiliates will increase their respective ownership interests in Fidelity as a result of this rights offering. If no other shareholders exercise their subscription rights, Mr. Cordingley and his affiliates will in the aggregate own of record approximately 71.1% and beneficially 72.8%.

         Although we are not aware of any arrangement or understanding, contractual or otherwise, that obligates our directors to act in concert with respect to Fidelity, the level of stock ownership held by the directors may allow them to elect all of their designees to the board of directors and to control the outcome of virtually all matters submitted for a vote of our shareholders. Either the equity interests of Mr. Cordingley and his affiliates, or the combined equity interests of all of the directors in Fidelity, could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Fidelity, even on terms that a stockholder might consider favorable. This in turn could harm the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock.

         In addition, sales of a substantial amount of our common stock in the public market, by our principal shareholders or otherwise, or the perception that these sales may occur, could materially adversely affect the market price of our common stock and impair our ability to raise funds in additional offerings.

         There currently are options outstanding to directors and employees for 351,996 shares. The existence of these options could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of Fidelity, even on terms that a stockholder might consider favorable. This in turn could harm the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock. Because our common stock has no pre-emptive rights, this would also dilute your ownership position.

Our ability to authorize and issue preferred stock may delay or prevent a takeover of Fidelity, which could prohibit you from receiving a price for your shares at a premium to current market price.

         Our charter documents may make it more difficult for a third party to acquire control of us, even on terms that a stockholder might consider favorable. Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us because the preferred stock could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of our common stock. Our board of directors does not currently have any intent to issue shares of preferred stock. Because of the existence of this provision, you may not receive an acquisition offer for your shares, which typically is at a premium price to current market price, since third parties may be less inclined to make an offer to acquire control of us.

United Fidelity Bank's consumer loan concentration increases the risk of defaults by our borrowers, which may result in increased expenses and the need for additional capital.

         United Fidelity Bank makes various types of loans. Under the Supervisory Agreement between the OTS and United Fidelity Bank, the consumer loan portfolio is limited to 28% of total assets. Consumer loans carry more risk as they rely primarily on borrower's continuing financial stability and, thus, are more likely to be adversely affected by circumstances such as job loss and personal bankruptcy, as well as general economic conditions. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of a reduction in the value of the underlying collateral. Because of this, the OTS may require United Fidelity Bank to maintain a higher level of capital than a similarly sized institution with a smaller exposure to this type of loan. Currently, approximately 22.3% of our assets are comprised of consumer loans. As of December 31, 2003, $363,000 was set aside for consumer loan losses. This represents approximately 0.93% of consumer loans outstanding.

We may need additional funds for debt service, which could result in dilution of your ownership position or result in additional interest expense.

         We may need additional funds for servicing our debt, which could result in dilution of your ownership position or result in additional interest expense, because United Fidelity Bank is restricted from paying dividends without prior approval of the OTS. As of December 31, 2003 we had $39,000 available cash for debt service and other needs. Anticipated debt service for the remainder of calendar year 2004 is expected to be approximately $2.8 million, which includes $1.8 million in principal payments in connection with the early retirement of our 10% senior subordinated notes due 2005 and $1.0 million in principal on a 9% note due June 2004. Required debt service for the remaining calendar year 2004 consists of interest payments of $323,000, which assumes we sell at least $1 million in senior 9.00% notes due 2009 in our current notes rights offering to shareholders and use the proceeds from the sale of these notes to pay down $1.0 million in the 10.0% notes due 2005. It is anticipated that proceeds from this common stock rights offering will be used to repay the remaining $800,000 in 10.0% senior subordinated notes due 2005 and paydown all or a portion of any amounts outstanding on our line of credit in the amount of 375,000 at February 29, 2004.

         If we raise additional capital through the sale of additional shares of stock other than in this rights offering, your ownership interest in us may be diluted. In addition, if we obtain funds through the issuance of additional debt, our earnings may be negatively impacted as a result of the additional interest expense, which could have an adverse effect on the price of our stock.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


         Some of the information in this prospectus, including the risk factors section, contains or incorporates by reference certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, about our financial condition, results of operations and business that are based on our current and future expectations. You can find many of these statements by looking for words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors" and elsewhere in this prospectus that could cause actual results to differ materially from those contemplated in such forward-looking statements. A few uncertainties which could affect our future performance include, without limitation, the effects of competition, technological changes and regulatory developments; changes in fiscal, monetary and tax policies; market, economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; and changes in the securities markets. Investors should consider these risks, uncertainties, and other factors in addition to those mentioned by us in other filings from time to time when considering any forward-looking statement.

         We believe it is important to communicate our expectations to our investors. However, you are cautioned that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. There may be events in the future that we are not able to predict accurately or over which we have no control. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

         The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.


 UNITED FIDELITY BANK IS SUBJECT TO A SUPERVISORY AGREEMENT WITH THE OFFICE OF
                               THRIFT SUPERVISION

         United Fidelity Bank entered into a supervisory agreement with the OTS on February 3, 1999. The supervisory agreement, as amended on November 18, 2003, currently requires United Fidelity Bank to:

         o        refrain from paying dividends without OTS approval;

         o continue to conduct its banking activities in accordance with its strategic plan as approved by the OTS. The strategic plan calls for United Fidelity Bank to continue to originate single-family residential loans, maintain consumer loans in an amount not to exceed 28% of total assets, and originate most types of commercial loans with the exception of loans for commercial office speculation, loans to the hospitality industry, loans to the restaurant industry, or loans for dwellings of 5 or more families. See also "RISK FACTORS - United Fidelity Bank's consumer loan concentration increases the risk of defaults by our borrowers, which may result in increased expenses and the need for additional capital." on page 13. The strategic plan permits the use of brokered deposits to fund loan originations up to 15% of total deposits, in addition to current sources of retail deposits and advances from the Federal Home Loan Bank . Finally, the plan contains minimum capital target requirements, and does not currently provide for the payment of dividends by United Fidelity Bank. In its strategic plan, United Fidelity Bank set minimum capital targets of 6.25%, 8.25%, and 11.00%, for core capital, Tier I risk-based capital, and total risk-based capital, respectively. As of December 31, 2003, United Fidelity Bank's capital ratios for core capital, Tier I risk-based capital, and total risk-based capital were 7.00%, 9.16%, and 13.62%, respectively;

         o refrain from engaging in any transaction with or distribution of funds to Fidelity or its subsidiaries or selling any assets to an affiliate without OTS approval; and

         o not engage in new activities not included in its strategic plan without OTS approval.

         United Fidelity Bank believes that it currently is in compliance with all provisions of the supervisory agreement.

                                USE OF PROCEEDS

         Our net proceeds from the rights offering will depend upon the number of shares that are purchased. If we sell all of the shares which may be purchased upon exercise of the rights offered by this prospectus, then we will receive proceeds of $2.5 million, before deducting expenses payable by us, which are estimated to be approximately $30,000. Since our directors, executive officers and their affiliates, who currently own approximately 67.8% of our outstanding shares of common stock, without giving effect to the shares that may be issued upon the exercise of outstanding warrants and stock options, have agreed to exercise certain of their basic and over-subscription subscription privileges, we expect to issue at least 1,104,973 shares and to receive proceeds of at least approximately $2.0 million from the rights offering, before deducting expenses.

          We anticipate that we will use a portion of the proceeds to repay the remaining $800,000 of the senior subordinated debt that matures in June 2005, assuming enough proceeds are raised from our current rights offering of our 9.00% Senior Subordinated Notes due April 20, 2009 to our shareholders to pay down $1.0 million of the outstanding $1.8 million. We also anticipate that we will contribute $1.0 million of capital to support potential growth of our subsidiary, United Fidelity Bank. The remainder will be utilized to make interest payments on outstanding debt, and to fund the limited operations of Fidelity. Although we expect to use the proceeds in the manner discussed above, we reserve the right to use the proceeds in any manner which we consider appropriate.


                     WE DO NOT ANTICIPATE PAYING DIVIDENDS


         We have not paid any cash dividends on our common stock since July 6, 1998 and do not anticipate paying cash dividends in the foreseeable future, since we are dependent upon United Fidelity Bank for funds for dividends and, under the terms of the supervisory agreement, United Fidelity cannot pay a dividend to us without approval of the OTS. For the foreseeable future, we anticipate that United Fidelity Bank will retain any earnings which it generates or, subject to OTS approval, pay a portion of these earnings to us in order for us to service our existing debt. The declaration and payment in the future of any cash dividends will be at the discretion of our board of directors and will depend upon the receipt of dividends from United Fidelity Bank, earnings, capital requirements and the financial position of Fidelity, general economic conditions and other pertinent factors.

                          PRICE RANGE OF COMMON STOCK


         Our common stock is traded on the Nasdaq SmallCap Market under the symbol "FFED". The following table sets forth the reported high and low bid prices of our common stock for the periods indicated:


         2001                                   High                  Low
         ----                                   ----                  ---

First Quarter                          $         1.81        $        1.31

Second Quarter                                   1.75                 1.50

Third Quarter                                    3.70                 1.75

Fourth Quarter                                   2.55                 2.00



         2002
         ----

First Quarter                          $         3.15        $        2.30

Second Quarter                                   2.95                 2.15

Third Quarter                                    2.50                 1.75

Fourth Quarter                                   2.15                 1.30



         2003
         ----

First Quarter                          $         1.75       $         1.21

Second Quarter                                   1.53                 1.12

Third Quarter                                    1.75                 1.25

Fourth Quarter                                   1.88                 1.50


         The closing price of our common stock was $1.99 on March 24, 2004. We urge you to obtain a current stock quote for our common stock.

                                 CAPITALIZATION

         The following table shows our indebtedness and capitalization as of December 31, 2003. The table also shows our capitalization as adjusted for the completion of the rights offering and assuming that all subscription rights are exercised.

                                                      December 31, 2003
                                                    Actual    As Adjusted
                                                   (dollars in thousands)
                                                        (unaudited)
Borrowings
----------
Junior subordinated notes, unsecured               $  5,002       5,002
Senior subordinated notes, unsecured                  1,800       1,800
Federal Home Loan Bank Advances                      31,550      31,550
Line of credit, $500,000 secured by 59,700
shares of United  Fidelity Bank stock                   275         275
Note payable to Pedcor Bancorp, unsecured             1,000       1,000
                                                   --------    --------
Total Borrowings                                   $ 39,627      39,627

Shareholders' Equity
--------------------
Common Stock                                       $  9,619      11,000
Stock Warrants                                          261         261
Additional paid-in capital                           16,634      17,723
Accumulated other comprehensive loss                   (209)       (209)
Retained earnings                                   (12,938)    (12,938)
                                                   --------    --------
                   Total shareholders' equity        13,367      15,837

                                                   --------    --------
                            Total capitalization   $ 52,994    $ 55,464
                                                   ========    ========

         Note: The pro forma numbers do not reflect a current rights offering of our 9.0% notes due 2009 to our shareholders. It is anticipated that our directors, executive officers and their affiliates will purchase at least $2.0 million in notes pursuant to such rights offering.


                              THE RIGHTS OFFERING


         Before exercising any subscription rights, you should read carefully the information set forth under "Risk Factors."

Eligibility.

         The rights offering is available only to our shareholders as of the close of business on March 1, 2004, which is the record date for the distribution of the rights. Eligibility for the offering could also be affected as described under the caption "-- Legal Compliance" below.

The Rights.

         We are distributing at no charge to each of our shareholders as of the record date, one basic subscription "right" (rounded down to the nearest whole number) for every 6.9 shares of common stock held. Each basic subscription right will entitle you, for $1.81, to purchase one share of common stock. You are not required to exercise any or all of your rights unless you wish to purchase shares under your over-subscription privilege described below, in which case you must exercise all of your basic subscription rights. You may not transfer rights to any other person.

The Over-Subscription Privilege.

         Subject to the limitations described below, shareholders who exercise their rights to the fullest possible extent will have an "oversubscription privilege," which will entitle them to subscribe for shares that other shareholders declined to purchase. If you wish to exercise your over-subscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your shareholder rights agreement.

         Shares will be available for purchase pursuant to the oversubscription privilege only to the extent that other shareholders decline to subscribe for the full number of shares available to them. If the number of shares available for oversubscriptions is less than the total number requested by shareholders who exercise their oversubscription privilege, we will allocate the amount of available shares that you will be entitled to purchase if you exercise your over-subscription privilege on a pro rata basis with other shareholders exercising their over-subscription privileges. For example, assume that (1) there are 500,000 shares available for over-subscription, (2) individuals exercising over-subscription privileges subscribe for 600,000 shares by use of their over-subscription privileges, (3) you own 10,000 shares of our common stock and (4) shareholders who are exercising their over-subscription privileges own 100,000 shares. In this example, your over-subscription privilege would be equal to 50,000 shares. This was calculated by dividing the number of shares you own, or 10,000, by the total number of shares owned by all shareholders exercising their over-subscription privileges with respect to the notes, or 100,000, and then multiplying this by the number of shares available for sale pursuant to the exercise of all over-subscription privileges, or 500,000.

         The formula for determining your over-subscription privilege will entitle you to purchase a number of shares equal to the product of:

         o the number of shares of our common stock owned by you on the close of business on March 1, 2004, divided by the total number of shares of our common stock owned by all shareholders exercising their over-subscription privileges on the close of business on March 1, 2004; and

         o the number of shares available for sale pursuant to the exercise of all over-subscription privileges.

         If this results in a number of shares greater than you requested, you will receive only the number of shares that you requested, and the excess will be reallocated one or more times among those shareholders whose over-subscription privileges are not fully satisfied on the same principle, until all available shares have been allocated or all exercises of over-subscription privileges are satisfied.

         In certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges.

Expiration Date.

         The rights offering, including the oversubscription privilege, will expire at the close of business on May 14, 2004. If you do not exercise your subscription rights prior to that time, your basic subscription rights will expire and will no longer be exercisable. We will not be required to issue shares to you if we receive your shareholder rights agreement or your payment after that time, regardless of when you sent the shareholder rights agreement and payment.

No Minimum Condition.

         There is no minimum number of shares that must be subscribed for as a condition to accepting subscriptions and closing the offering. We have the right to accept any subscriptions validly tendered.

Exercise Procedures.

         General. If you are a beneficial owner of shares of Fidelity common stock that you hold through a nominee holder, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials.

         Basic Subscription Rights. You may exercise your subscription rights by delivering to us on or prior to May 14, 2004:

         o A properly completed and duly executed shareholder rights agreement;

         o        Any required signature guarantees; and

         o Payment in full for the shares subscribed for by exercising your basic subscription right and, if desired, your over-subscription privileges.

         You should deliver your shareholder rights agreement and payment to us at the address shown on page 28. We will not pay you interest on funds delivered to us pursuant to the exercise of rights.

         Over-Subscription Privilege. When you send in your shareholder rights agreement, you must also send the full purchase price for the number of shares that you have requested to purchase, in addition to the payment due for the number of shares requested through your over-subscription privileges. If the number of shares you are eligible to purchase exceeds the number of shares you requested, you will receive only the number of shares that you requested, and the remaining shares will be divided among other shareholders exercising their over-subscription privileges.

         To determine if you have fully exercised your basic subscription right, we will consider only the rights held by you in the same capacity. For example, suppose you were granted rights for shares of Fidelity common stock you own individually and for shares of Fidelity common stock you own jointly with your spouse. You only need to fully exercise your basic subscription right with respect to your individually owned rights in order to exercise your over-subscription privilege with respect to your individually owned rights. You do not have to subscribe for any shares under the rights owned jointly with your spouse to exercise your individual over-subscription privileges.

         When you complete the portion of the shareholder rights agreement to exercise the over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription rights received in respect of shares of Fidelity common stock you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription right in full.

         If you own your shares of Fidelity common stock through your broker, dealer or other nominee holder who will exercise your over-subscription privileges on your behalf, the nominee holder will be required to certify to us:

         o the number of shares held on March 1, 2004, the record date, on your behalf;

         o the number of rights you exercised under your basic subscription right; and

         o that your entire basic subscription right held in the same capacity has been exercised in full.

         Your nominee holder must also disclose to us certain other information received from you.

         If you exercised your over-subscription privilege and are allocated less than all of the number of shares for which you wished to subscribe, the excess funds you paid for shares that are not allocated to you will be returned in full by mail, without interest or deduction, as soon as practicable after the expiration date of the rights. However, the subscription amounts we receive for shares requested through your over-subscription privileges will not be deposited into an escrow account and will be available immediately for use by Fidelity. As a consequence, there is no guarantee that we will have these funds available to return to you. In this event, we expect to draw upon our existing $500,000 line of credit with CIB Bank. As long as funds are available under our line of credit, we may draw funds at any time and for any purpose we deem appropriate. However, we are not required to hold this line of credit open in order to repay subscribers.

         Ambiguities in the Exercise of Subscription Rights. If you do not specify the number of subscription rights and over-subscription privileges being exercised on your shareholder rights agreement, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of subscription rights and over-subscription privileges that could be exercised for the amount of the payment that we receive from you. If your payment exceeds the total purchase price for all of the subscription rights shown on your shareholder rights agreement, your payment will be applied, until depleted, to subscribe for shares in the following order:

         o to subscribe for the number of shares that you indicated on the shareholder rights agreement that you wished to purchase through your basic subscription right, until your basic subscription right has been fully exercised; and

         o to subscribe for additional shares pursuant to the over-subscription privilege, subject to any applicable limitations.

Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deduction.

         Signature Guarantee. Signatures on the shareholder rights agreement do not need to be guaranteed if either the shareholder rights agreement provides that the shares to be purchased are to be delivered directly to the record owner of such subscription rights, or the shareholder rights agreement is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. If a signature guarantee is required, signatures on the shareholder rights agreement must be guaranteed by a commercial bank, broker, dealer, credit union, national securities exchange or savings association.

         Payment for the Shares. Payment for the shares must be made in United States dollars. We will consider payment to have been received only upon:

         o actual receipt of any certified check or cashier's check drawn upon a U.S. bank or of any postal, telegraphic or express money order payable to the order of Fidelity Federal Bancorp;

         o        actual receipt of any funds transferred by wire transfer; or

         o actual receipt of any funds through an alternative payment method which we may approve.

         Payment for notes also may be effected through wire transfer as follows:

                  Wire to:          Federal Home Loan Bank of Indianapolis
                  ABA#:             074 001 019
                  Further Credit:   United Fidelity Bank, fsb
                  Account #:        8166-9994
                  Further Credit:   Fidelity Federal Bancorp - Rights Offering
                  Account #:        0-01-45002025

You May Not Revoke the Exercise of a Subscription Right.

         After you have exercised your basic subscription right or over-subscription privilege, you may not revoke that exercise. You should not exercise your subscription rights and over-subscription privilege unless you are certain that you wish to purchase the shares of common stock.

Our Decision Is Binding on You.

         All questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights and over-subscription privileges will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right and over-subscription privilege by reason of any defect or irregularity in such exercise. Subscription rights and over-subscription privileges will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will be under no duty to notify you of any defect or irregularity in connection with the submission of a shareholder rights agreement or incur any liability for failure to give such notification.

Notice to Nominee Holders.

         If you are a broker, a trustee or a depositary for securities which holds shares of Fidelity common stock for the account of others as a nominee holder, you should notify the respective beneficial owners of such shares of the issuance of the rights as soon as possible to find out such beneficial owners' intentions. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate shareholder rights agreements and, in the case of the over-subscription privilege, the related nominee holder certification, and submit them to us with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of Fidelity common stock on the record date, so long as the nominee submits the appropriate shareholder rights agreements and certifications and proper payment to the subscription agent.

We Are Making No Recommendation to Rights Holders.

         Neither Fidelity nor its board of directors is making any recommendations to you as to whether or not you should exercise your subscription rights or over-subscription privileges. You should make your decision based on your own assessment of your best interests after reading this prospectus.

Fidelity Has Reserved the Right to Withdraw or Cancel the Rights Offering.

         Our board of directors may withdraw the rights offering in its sole discretion at any time prior to or on the completion date. We don't expect to withdraw the rights offering. We reserve the right to do so in the event we later determine that facts of which we are currently unaware or future events would cause us to believe that the rights offering is not in the best interests of Fidelity. These reasons may include a material change in the price for our shares or the institution or threat of litigation against us with respect to the rights offering. We currently are not aware of any facts or circumstances which would cause us to withdraw the rights offering.

         If we cancel the rights offering, any money received from shareholders will be refunded promptly, without interest. Because we will have immediate use of funds received in the rights offering, if we withdraw the rights offering there is no guarantee that we will have funds available to return to shareholders who have submitted payment for shares. In the event that we would have no funds available to return to shareholders, we expect to draw upon an existing $500,000 line of credit with CIB Bank to obtain the funds for this purpose. As long as funds are available under our line of credit, we may draw funds at any time and for any purpose we deem appropriate. However, we are not required to hold this line of credit open in order to repay subscribers.

No Interest on Subscription Funds.

         No interest will accrue on funds received as payment for the shares. If we cancel the rights offering, any money received from shareholders will be refunded promptly, without interest. Further, if you exercise your over-subscription privilege and are allocated less than all of the shares for which you wished to subscribe, the excess funds you paid for the notes will be returned to you promptly, without interest.

Determination of the Subscription Price.

         We believe that the $1.81 per share price meets our objective of raising the maximum amount of net proceeds while providing you with an opportunity to make an additional investment in our common stock. A special committee of our board of directors (excluding any control directors) chose the $1.81 per share subscription price after considering a variety of factors, including the following:

         o        the historic and current market price of the common stock;
         o        general conditions in the securities market;
         o        our need for capital;
         o        alternatives available to us for raising capital;
         o        the amount of proceeds desired; and
         o the then current trading price of our stock relative to the subscription price of $1.81.

We have neither sought, nor obtained, any valuation opinion from outside financial advisors or investment bankers.

         The $1.81 per share subscription price should not be considered an indication of the actual value of Fidelity or of our common stock. We cannot assure you that the market price of the common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of common stock purchased during the rights offering at a price equal to or greater than $1.81 per share. We urge you to obtain a current quote for our common stock before exercising your rights. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "FFED".

Management and Director Participation.

         Mr. Cordingley and his affiliates, and the other directors of Fidelity and their respective affiliates, who currently own of record approximately 64.1% and 3.7%, respectively, and beneficially own approximately 65.9% and 4.0%, respectively, of our outstanding shares of common stock, have agreed to exercise their basic subscription rights, and over-subscription privileges in the amount of at least 1,104,973 shares. As a result, we expect that at least 1,104,973 shares, with gross proceeds of at least $2.0 million, will be sold and received, respectively, by Fidelity.

Shares of Common Stock Outstanding after the Rights Offering.

         Assuming we issue all of the shares of common stock offered in the rights offering, approximately 1,381,215 shares of common stock will be issued and outstanding. This would represent an increase of approximately 14.4% in the number of outstanding shares of common stock. If you do not exercise your basic subscription rights, the percentage of common stock that you hold will decrease if shares are purchased by other shareholders in the rights offering.

Legal and Regulatory Compliance.

         We will not be required to issue you shares pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the subscription rights expire, you have not obtained such clearance or approval.

         The rights offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares to you if you are a resident of any such state or other jurisdiction. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. In certain circumstances, in order to comply with applicable state securities laws, we may not be able to honor all over-subscription privileges even if we have shares available. It is not anticipated that there will be any changes in the terms of the rights offering. In our sole discretion, we may decline to make modifications to the terms of the rights offering requested by certain states or other jurisdictions, in which case shareholders who live in those states or jurisdictions will not be eligible to participate in the rights offering.

Fees and Expenses.

         You are responsible for paying any commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. We will not pay such expenses.

If You Have Questions.

         If you have questions or need assistance concerning the procedure for exercising subscription rights or if you would like additional copies of this prospectus, the instructions, or forms for use in connection with the rights offering, you should contact Deb Merritt, Assistant Vice President, Shareholder Relations, of Fidelity, at:

                  Fidelity Federal Bancorp
                  18 NW Fourth Street, PO Box 1347
                  Evansville, Indiana 47706-1347
                  Telephone:        (812) 424-0921, extension 2226
                                    (800) 280-8280, extension 2226

         Important: Please carefully read the instructions accompanying the shareholder rights agreement and follow those instructions in detail. You are responsible for choosing the payment and delivery method for your shareholder rights agreement, and you bear the risks associated with such delivery. If you choose to deliver your shareholder rights agreement and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to us prior to May 14, 2004.

                   MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion is the opinion of our tax counsel, Krieg DeVault LLP, as to the application of existing material federal income tax law to facts as presented in this prospectus relating to the rights offering and sale of the shares of common stock. Krieg DeVault's opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, judicial authority and administrative rulings and practice, all of which are subject to change at any time, possibly with retroactive effect. Moreover, there can be no assurance that this opinion will not be challenged by the Internal Revenue Service or that a court considering the issues will not hold contrary to such opinion.

         This discussion may not address federal income tax consequences applicable to shareholders subject to special treatment under federal income tax law, such as financial institutions, broker-dealers, life insurance companies or traders in securities that elect to mark to market. Also, this discussion does not address applicable tax consequences if you hold Fidelity common stock as part of a hedging, straddle, constructive sale, conversion or other risk reduction transaction. This summary does not address the tax consequences of the rights offering under applicable state, local or foreign tax laws. You should consult your own tax advisors in determining the federal, state, local or foreign and any other tax consequences to you of the rights offering and ownership of the shares of common stock.

Taxation of Shareholders

         The receipt and exercise of the subscription rights distributed pursuant to the rights offering is nontaxable to the shareholders.

         Receipt of a Subscription Right. You will not recognize any gain or other income upon receipt of a subscription right.

         Tax Basis and Holding Period of Subscription Rights. Your tax basis in each subscription right will effectively depend on whether you exercise the subscription right or allow the subscription right to expire.

         If you exercise a subscription right, your tax basis in the subscription right will be determined by allocating the tax basis of your common stock on which the subscription right is distributed between the common stock and the subscription right, in proportion to their relative fair market values on the date of distribution of the subscription right. However, if the fair market value of your subscription rights is less than 15% of the fair market value of your existing shares of common stock, then the tax basis of each subscription right will be deemed to be zero, unless you elect, by attaching an election statement to your federal income tax return for the taxable year in which you receive the subscription rights, to allocate tax basis to your subscription rights.

         If you allow a subscription right to expire, it will be treated as having no tax basis.

         Your holding period for a subscription right will include your holding period for the shares of common stock upon which the subscription right is issued.

         Expiration of Subscription Rights. You will not recognize any loss upon the expiration or lapse of a subscription right.

         Exercise of Subscription Rights. You will not recognize a gain or loss on the exercise of a subscription right. The tax basis of any share of common stock that you purchase through the rights offering will be equal to the sum of your tax basis, if any, in the subscription right exercised and the price paid for the share. The holding period of the shares of common stock purchased through the rights offering will begin on the date that you exercise your subscription rights.

Sale or Exchange of Shares Acquired Upon Exercise of Subscription Rights

         If you sell or exchange shares of Fidelity common stock, you will generally recognize gain or loss on the transaction. The gain or loss you recognize is equal to the difference between the amount you realize on the transaction and your basis in the shares you sold. Such gain or loss generally will be capital gain or loss so long as you held the shares as a capital asset at the time of the sale or exchange. Gain or loss from an asset held for more than 12 months will generally be taxable as long-term capital gain or loss. If you are an individual, any long-term capital gain is generally taxed at a maximum federal income tax rate of 20%.

Taxation of Fidelity

         Fidelity will not recognize any gain, other income or loss upon the issuance of the subscription rights, the lapse of the subscription rights, or the receipt of payment for shares of common stock upon exercise of the subscription rights.

                          DESCRIPTION OF CAPITAL STOCK


The following is a summary of the terms of our capital stock and highlights some of the provisions of our amended and restated articles of incorporation and by-laws. Since we are only providing a general summary of certain terms of our amended and restated articles of incorporation and by-laws, you should only rely on the actual provisions of the amended and restated articles of incorporation or the by-laws. If you would like to read the articles of incorporation or by-laws, they are on file with the Securities and Exchange Commission.


Authorized and Outstanding Capital Stock.

         Our authorized capital stock consists of 15,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock. As of March 1, 2004, there were 9,618,658 shares of common stock outstanding and approximately 429 beneficial holders of common stock of record. All outstanding shares of common stock are fully paid and non-assessable. We have two issues of outstanding warrants to purchase 18,282 and 9,471 shares of our common stock at a price of $6.22 and $8.93 per share, respectively. The warrants expire on April 30, 2004 and January 31, 2005, respectively. The warrants may be exercised in whole or in part at any time prior to expiration. Fidelity has reserved 27,753 shares of common stock for the possible exercise of these warrants. None of the warrants have been exercised as of March 1, 2004.

         In 2002, Fidelity completed a debt and equity rights offering in which 500,000 warrants were issued. The warrants may be exercised in whole or in part at any time prior to February 28, 2012 at an exercise price of $3.00 per share, less the purchase price of $0.50 per warrant. As of March 1, 2004, all 500,000 warrants were outstanding and we have reserved 500,000 shares of common stock for the possible exercise of these warrants.

         As of March 1, 2004, we also had outstanding, under our stock option plans, options to purchase 379,496 shares of our common stock, of which 319,496 were exercisable at a price greater than $1.81. We have reserved 435,073 shares of common stock for the possible exercise of options under these option plans.

Common Stock.

The holders of common stock are entitled to dividends in such amounts and at such times as may be declared by the board of directors out of funds legally available therefore. Holders of common stock are entitled to one vote per share for the election of directors and other corporate matters. Such holders are not entitled to vote cumulatively for the election of directors. In the event of liquidation, dissolution or winding up of Fidelity, holders of common stock would be entitled to share ratably in all of our assets available for distribution to the holders of common stock. The common stock carries no preemptive rights. All outstanding shares of common stock are, and the shares of common stock to be sold by Fidelity in the rights offering when issued will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock.

         Our board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, shares of preferred stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. The issuance of preferred stock could have the effect of delaying or preventing a change in control of Fidelity. Your rights as a holder of our common stock may be affected by any preferred stock that we may issue. Our board of directors has no present plans to issue any preferred stock.

Transfer Agent.

         We act as our own transfer agent for our common stock.


                              PLAN OF DISTRIBUTION

         On or about March 30, 2004, we will distribute the subscription rights, shareholder rights agreements and copies of this prospectus to individuals who owned shares of common stock on March 1, 2004. We have not employed any brokers, dealers or underwriters in connection with the rights offering and will not pay any underwriting commissions, fees or discounts in connection with the rights offering. Certain of our directors or officers may assist in the rights offering. These individuals will not receive any commissions or compensation other than their normal directors' fees or employment compensation and will not register with the Securities and Exchange Commission as brokers in reliance on certain safe harbor provisions contained in Rule 3a4-1 under the Securities Exchange Act of 1934.


         If you wish to exercise your subscription rights and purchase the shares of common stock, you should complete the shareholder rights agreement and return it with payment for the shares of common stock, to us, at the address below. If you have any questions, you should contact Deb Merritt, Assistant Vice President, Shareholder Relations, of Fidelity at:

                  Fidelity Federal Bancorp
                  18 NW Fourth Street, PO Box 1347
                  Evansville, Indiana 47706-1347
                  Telephone:        (812) 424-0921, extension 2226
                                    (800) 280-8280, extension 2226

                                 LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus and the tax matters discussed under "Material Federal Income Tax Considerations" has been passed upon for us by Krieg DeVault LLP, Indianapolis, Indiana.

                                    EXPERTS

         BKD, LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of BKD, LLP, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

         We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC. This means we can disclose important information to you by referring you to the documents containing such information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC, and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the rights offering is completed:

         o our annual report on Form 10-K for the fiscal year ended December 31, 2003;
         o our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003;
         o our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2003;
         o our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003;
         o our definitive proxy statement filed March 29, 2004 in connection with our 2004 annual shareholder meeting.

Our SEC file number is 0-22880.

         This prospectus is part of a registration statement on Form S-3 we have filed with the SEC relating to the securities that we are offering under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us. The registration statement, exhibits and schedules are also available at the SEC's Public Reference Room or through its Internet site.

         This document incorporates by reference important business, financial and other information about us that is not included in or delivered with this document. Documents incorporated by reference and any other copies of our filings with the SEC are available from us upon written or oral request and without charge to each person, including any beneficial owner, to whom a prospectus is delivered, excluding all exhibits unless specifically incorporated by reference as exhibits in this document.

         Written and telephone requests for any of these documents should be directed to us as indicated below:

                            Fidelity Federal Bancorp
                               18 NW Fourth Street
                                  P.O. Box 1347
                         Evansville, Indiana 47706-1347
                      Attn.: Mark A. Isaac, Vice President
                            Telephone: (812) 424-0921

                                     PART II
                                     -------
                     INFORMATION NOT REQUIRED IN PROSPECTUS
                     --------------------------------------


Item 14.  Other Expenses of Issuance and Distribution.
--------  -------------------------------------------

         The following are actual or estimated expenses incurred or to be incurred by the Company in connection with this offering:


                           Fees                            Amount (in $)
                           ----                            ------


Filing Fee                                                   402.59

Printing Expenses                                             4,000*

Legal Fees, Blue Sky Fees and Expenses                       22,000*

Accounting Fees and Expenses                                  3,000*

Miscellaneous Expenses                                          500*
                                                          ---------

                          Total                           29,902.59*
                                                          =========

*Estimated.

Item 15.  Indemnification of Directors and Officers.
-------   -----------------------------------------

         Chapter 23-1-37 of the Indiana Business Corporation Law gives corporations the power to indemnify officers and directors under certain circumstances.

         The Company's Articles of Incorporation provide that the Company will indemnify any person who is or was a director or officer of the Company or of any other corporation for which such director or officer is or was serving in any capacity at the request of the Company against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director or officer is wholly successful or acted in good faith in a manner such director or officer reasonably believed to be in, or not opposed to, the best interests of the Company or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful. A director or officer of the Company is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings in which such director or officer has been wholly successful. In all other cases, such director or officer, shall be entitled to indemnification as a matter of right unless (i) the director or officer has breached or failed to perform the person's duties in compliance with the standard of conduct set forth above and (ii) such breach of failure to perform constituted willful misconduct or recklessness as determined by the Board of Directors of the Company, a committee of the Board of Directors, independent legal counsel, or a committee of disinterested persons selected by the Board of Directors. The foregoing is a summary of detailed provisions for indemnification found at Article VI, Section 2 of the Articles of Incorporation of the Company which are incorporated by reference into this Registration Statement as Exhibit 3.1.

         The Company also has policies insuring its officers and directors against certain liabilities for action taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

         See "Item 17. Undertakings" for a description of the SEC's position regarding the indemnification of directors and officers for liabilities arising under the Securities Act of 1933, as amended.

Item 16.  Exhibits.
-------   --------

         The exhibits to this registration statement are listed in the attached
Exhibit Index.

Item 17.  Undertakings.
--------  ------------

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on March 30, 2004.

                                            FIDELITY FEDERAL BANCORP


                                            By: /s/ DONALD R. NEEL
                                                --------------------------------
                                                Donald R. Neel, President and
                                                Chief Executive Officer

                                POWER OF ATTORNEY
                                -----------------

      Each person signing below hereby makes, constitutes and appoints Bruce A. Cordingley and Donald R. Neel, and each of them, his true and lawful attorneys-in-fact to execute and file any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 as such attorney-in-fact may deem appropriate.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of March 30, 2004.


By: /s/ BRUCE A. CORDINGLEY                  By: /s/ BARRY A. SCHNAKENBURG*
    --------------------------------------       -------------------------------
    Bruce A. Cordingley, Director and            Barry Schnakenburg, Director
    Chair of the Executive Committee

By: /s/ DONALD R. NEEL                       By: /s/ PHILLIP J. STOFFREGEN*
    --------------------------------------       -------------------------------
    Donald R. Neel, Director,                    Phillip J. Stoffregen, Director
    President and Chief Executive Officer
    (Principal Executive Officer)

By: /s/ GERALD K. PEDIGO*                    By: /s/ JACK CUNNINGHAM*
    --------------------------------------       -------------------------------
    Gerald K. Pedigo, Director                   Jack Cunningham, Director

By: /s/ PAUL E. BECKER*
    --------------------------------------
    Paul E. Becker, Director

By: /s/ DONALD R. NEEL*
    --------------------------------------
    Donald R. Neel, Attorney-in-fact

                                                   EXHIBIT INDEX
                                                   -------------

                                                                                 Report or Registration
Exhibit Number                     Document Description                          Statement
--------------                     --------------------                          ---------
                 * 3.1             Articles of Incorporation; Articles of        Annual Report on Form 10-K for the fiscal
                                   Amendment of the Articles of Incorporation    year ended June 30, 1995; Registration
                                                                                 Statement on Form S-3, dated January 12,
                                                                                 2001, SEC File No. 333-53668

                 * 3.2             By-Laws of the Company                        Registration Statement on Form S-3, dated
                                                                                 January 12, 2001, SEC File No. 333-53668

               *** 5.1             Opinion of Krieg DeVault LLP regarding
                                   legality of shares

               *** 8.1 Opinion of Krieg DeVault LLP regarding tax matters

              *** 23.1             Consent of Krieg DeVault LLP (contained in
                                   Exhibits 5.1 and 8.1)

               ** 23.2             Consent of BKD, LLP

              *** 24.1             Power of Attorney (included on the
                                   signature page of the registration
                                   statement)

           *** 99.1(a)             Shareholder Rights Agreement

           *** 99.1(b)             Instructions for Use of Shareholders Rights
                                   Agreement

              *** 99.2             Letter to Record Shareholders

              *** 99.3             Letter to Nominee Holders

              *** 99.4             Letter to Clients of Nominee Holders

              *** 99.5             Beneficial Owner Election Form

              *** 99.6             Nominee Holder Certification

              *** 99.7             Substitute Form W-9

*     Incorporated herein by reference as indicated.
**    Filed herewith.
***   Previously filed.